THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.


 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA
                            WITH LIMITED LIABILITY)
                               (STOCK CODE: 0368)

                 NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS -

                 CERTAIN CONNECTED TRANSACTIONS WITH PETROCHINA
                    CERTAIN CONNECTED TRANSACTIONS WITH JCGC

                 PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Directors announce that, on 30 November 2004, the Company and PetroChina, a controlling shareholder of the Company, entered into the Master Products and Services Agreement for a term of three years; the Company and JCGC, a wholly-owned subsidiary of the ultimate controlling shareholder of the Company, entered into the Composite Services Agreement for a term of three years.

According to Rule 14A.11 of the Listing Rules, PetroChina and JCGC are Connected Persons of the Company. Accordingly, the transactions under the Master Products and Services Agreement and the Composite Services Agreement constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and is subject to the disclosure requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 and the approval of the independent Shareholders under Rule 14A.48 of the Listing Rules.

The Directors passed resolutions on 28 July 2004 proposing to amend the relevant provisions of the existing articles of association (the "Articles") of the Company in order to comply with certain amendments made to the Listing Rules relating to corporate governance issues effective on 31 March 2004 and certain requirements recently published by China Securities Regulatory Commission on 10 September 2003 regarding the regulation of the listed company's funds transfer with its connected parties and provision of guarantee. The proposed amendments (collectively the "Proposed Amendments") to the Articles are subject to the approval of the Shareholders of the Company by way of special resolutions.

An Extraordinary General Meeting of the Company will be held on 20 January 2005 to approve, among other things, (i) the Continuing Connected Transactions and the annual caps relating thereto; and (ii) the Proposed Amendments.

The Board will appoint an independent board committee to consider and advise the independent Shareholders on the terms of the Continuing Connected Transaction Agreements and the annual caps relating thereto, and will appoint an independent financial adviser to advise the independent board committee. A circular containing, among other things, details of the Continuing Connected Transactions and the annual caps relating thereto, the recommendation of the independent board committee and the advice of the independent financial adviser to the independent board committee and the Proposed Amendments will be despatched to the shareholders of the Company as soon as possible.

PetroChina, being the controlling Shareholder of the Company holding approximately 67.29% of the share capital of the Company, and its associates will abstain from voting with regards to the ordinary resolutions in connection with the Continuing Connected Transactions to be proposed at the Extraordinary General Meeting.

Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 pm on 21 December 2004 will be entitled to attend at the Extraordinary General Meeting. Holders of H Shares note that the register of members of the Company will be closed from 22 December 2004 to 20 January 2005 (both days inclusive) during which no transfer of H Shares will be effected.

The Continuing Connected Transactions may or may not be approved by the independent Shareholders. Shareholders and potential shareholders are advised to exercise caution when dealing in the shares of the Company.

1.    BACKGROUND: THE CURRENT WAIVERS

      1.1   TRANSACTIONS WITH JCGC

            JCGC is a wholly-owned subsidiary of CNPC which is the ultimate holding company of the Company. As such, JCGC is a Connected Person of the Company and transactions between JCGC and the Company constitute connected transactions under the Listing Rules. Prior to the listing of the Company on the Stock Exchange in May 1995, the Company applied for and was granted by the Stock Exchange on 11 May 1995 a waiver from strict compliance with the Listing Rules in respect of the Company's Continuing Connected Transactions with JCGC. The current waiver was in relation to the cross-provision of goods and services between the Company and JCGC pursuant to the Original Composite Services Agreement. The current waiver covered the transactions contemplated by the Original Composite Services Agreement including each annual agreement which contained details of the categories, scope, prices and other details of the goods and services to be supplied and purchased by both parties in relation to that particular year. The

            Company has entered into a new Composite Services Agreement with JCGC on 30 November, 2004 for a term of three years from 1 January 2005 to 31 December 2007 to govern the continual cross-provision of certain goods and services substantially same as those covered by the current waiver, which constitutes the Continuing Connected Transaction of the Company under the Listing Rules. The current waiver shall lapse as a result of the new Composite Services Agreement being entered into.

      1.2   TRANSACTIONS WITH PETROCHINA

            PetroChina is the immediate holding company of the Company. As such, PetroChina is a Connected Person of the Company and transactions between PetroChina and the Company constitute connected transaction under the Listing Rules. At the end of 2001, the Company applied for and was granted by the Stock Exchange on 31 December 2001 a waiver from strict compliance with the Listing Rules in respect of the Company's sale and purchase of crude oil, production materials, petroleum products and petrochemical products with PetroChina. The current waiver is for a term of three financial years expiring on 31 December 2004. The waiver specifies, among other things, the annual cap amount for each category of the Continuing Connected Transactions for the three financial years ending 31 December 2004. In relation to the cross-provisions of petroleum and petrochemical products and other services between PetroChina and the Group, the Company entered into a Master Products and Services Agreement with PetroChina on 1 December, 2004 for a term of three years ending 31 December, 2007 to govern the continual cross-provision of certain goods and services substantially same as those covered by the current waiver, which constitutes the Continuing Connected Transaction of the Company under the Listing Rules.

2.    CONTINUING CONNECTED TRANSACTION AGREEMENTS

      2.1   TERMS AND CONDITIONS OF THE CONTINUING CONNECTED TRANSACTIONS

            The Continuing Connected Transactions with the Connected Persons are governed by the following Continuing Connected Transactions Agreements, the major terms and conditions of which have been summarised in sections 2.2 to 2.3 below:

            CONNECTED PERSONS    CONNECTED TRANSACTIONS     AGREEMENTS

            PETROCHINA           Purchase of crude oil      Master Products and
              (NOTE 1)             (NOTE 2)                   Services Agreement
            CONNECTED PERSONS    CONNECTED TRANSACTIONS     AGREEMENTS

                                 Purchase of production
                                   materials (NOTE 3)
                                 Sale of petroleum products
                                   (NOTE 4)
                                 Sale of petrochemical
                                   products (NOTE 5)
                                 Production safety
                                   insurance funds (NOTE 6)
                                 Lease of machinery and
                                   equipment (NOTE 7)
                                 Railway transport and
                                   waste water treatment
                                   (NOTE 8)

            JCGC                 Sale of goods              Composite Services
              (NOTE 9)             (NOTE 10)                  Agreement
                                 Examination and
                                   maintenance services
                                   (NOTE 11)
                                 Construction of fixed
                                   assets (NOTE 12)
                                Purchase of production
                                   materials and spare
                                   parts (NOTE 13)
                                 Fees for welfare and
                                   supporting services
                                   (NOTE 14)
                                 Operating lease rentals on
                                   land & property
                                   (NOTE 15)

            NOTES:

            (1) PetroChina (PetroChina Company Limited), the immediate 100% holding company of the Company, which is a Connected Person. PetroChina's principal business consist of the exploration and production of crude oil and natural gas, crude oil refining, pipeline transportation and the production and sale of petrochemical products and natural gas products.

            (2) The Group currently purchases its crude oil requirements from oilfields located in northeastern China which are owned and operated by PetroChina and through the companies engaged in the import and export business controlled by PetroChina in accordance with PRC regulations at State-Regulated prices.

            (3) The Group currently purchases its requirements for certain production materials such as naphtha, pure benezene, fatty alcohol and other materials from PetroChina at market prices.

            (4) The Group currently sells gasoline and diesel oil to petroleum sales companies located in northeastern China which are owned and operated by PetroChina, in accordance with PRC regulations at State-Regulated Prices.

            (5) The Group currently sells ethylene, propylene, styrene and other petrochemical products to PetroChina at market prices.

            (6) The Company currently participates in the production safety insurance fund plan established and organised by PetroChina under which it is required to make annual contributions to the plan at 0.4% of the average cost of fixed assets and inventory of the Company. The fund is mainly used to compensate for the accidental property loss.

            (7) The Group currently rents machinery and equipment from PetroChina at agreed prices.

            (8) The Group currently provides railway transport and waste water treatment services to PetroChina Group Companies at State-Regulated Price and cost, respectively.

            (9) JCGC (Jilin Chemical Group Corporation), a wholly-owned subsidiary of CNPC which is the ultimate holding company of the Company. As such, JCGC is a Connected Person of the Company. The business scope of JCGC consists of management of the operation of its subsidiaries, production, trading, purchase and sale of raw chemical materials, chemical products, macromolecule materials, rubber products, plastic products, aluminum powder, food additive, farm chemical, environmental project engineering equipment, steam and electricity power.

            (10) The Group currently sells petrochemical products to JCGC at market prices.

            (11) JCGC currently provides examination and maintenance services to the Group in return for a service fee at State-Regulated Price.

            (12) JCGC currently provides fixed assets construction service to the Group at State-Regulated Price.

            (13) The Group currently purchases production materials and spare parts and other materials from JCGC at market prices.

            (14) JGCG currently provides welfare and supporting services based on State-Regulated Prices, market prices or cost as provided in the Original Composite Services Agreement.

            (15) The Group currently leases land and property from JCGC at State-Regulated Price.

      2.2   MASTER PRODUCTS AND SERVICES AGREEMENT

            The Company and PetroChina entered into the Master Products and Services Agreement on 1 December 2004 for the provision (1) by PetroChina to the Group and (2) by the Group to PetroChina, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and affiliates in the ordinary and usual course of business of both the Company and PetroChina.

            (A)   PRODUCTS AND SERVICES TO BE PROVIDED BY PETROCHINA TO THE
                  GROUP

                  Under the Master Products and Services Agreement, products and services to be provided by PetroChina to the Group include production materials such as crude oil, naphtha, pure benzene and fatty alcohol, and services such as production safety insurance funds, lease of machinery and equipment and such other related and similar services as may be requested by the Group from time to time.

            (B)   PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO
                  PETROCHINA

                  The products and services to be provided by the Group to PetroChina include gasoline, diesel oil, petrochemical products, railway transport and waste water treatment and such other related or similar products and services as may be requested by PetroChina from time to time.

            (C)   GENERAL PRINCIPLES, PRICES AND TERMS

                  The Master Products and Services Agreement requires, in general terms, that (1) the quality of products and services to be provided should be satisfactory to the recipient; and
                  (2) the price at which such products and services are to be provided on normal commercial terms and must be fair and reasonable and in the interests of the Shareholders and Company as a whole.

            (D)   PRICE DETERMINATION AND TERMS OF PAYMENTS

                  The Master Products and Services Agreement details specific pricing principles for the products and services to be provided pursuant to the Master Products and Services Agreement. If the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstance or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

                  (a) State-Regulated Prices (at present, this applies to products such as crude oil, gasoline and diesel oil and services such as railway transport and production safety insurance funds);

                  (b) where there are no State-Regulated Prices, then according to relevant market prices, determined in the following sequence:

                        (i) the local market price and the market price of nearby areas, i.e., areas in and around Jilin Province, for the same type of products and services which are provided by independent third parties who are not Connected Persons of the Company in the ordinary and usual course of business of the Company at that time; or

                        (ii) the national market price, at which the same type of products or services are provided by independent third parties who are not Connected Persons of the Company in the ordinary and usual course of business of the Company at that time;

                        (at present, this exclusively applies to petrochemical products and other production materials such as naphtha, pure benezene, fatty alcohol.)

                  (c) where neither (a) nor (b) is applicable, then the price determined and agreed between the Company and PetroChina according to the actual cost incurred.

                  The Master Products and Services Agreement includes a provision that the aggregate value of the products and services provided between PetroChina and the Group must not exceed the amounts as categorized in the table under section
                  4.1 of this announcement for each financial year ending 31 December 2005, 2006 and 2007, respectively.

                  However, if in any year, the Company, due to any events or factors beyond the control of the Company (e.g. nature disasters or instability of crude oil prices) or the development of new projects, is required to purchase or supply additional products and services, then the Company shall re-comply with the reporting and announcement requirements described in rules 14A.45 to 14A.47 and the independent shareholders' approval requirements described in rule 14A.48 of the Listing Rules for the decision to purchase or supply such additional products or services on the basis of any revised business plan and comprehensive financial analysis.

                  The payments for any specific category of goods or service as contemplated under the Master Products and Services Agreement shall be made according to the general principles in the Master Products and Services Agreement, the usual business practices in relation to such goods or services and the provisions of the specific product and service supply agreement. Such payments will be made by the Group through internal resources.

            (E)   CO-ORDINATION OF ANNUAL DEMAND OF PRODUCTS AND SERVICES

                  Prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Master Products and Services Agreement for the forthcoming financial year.

            (F)   RIGHTS AND OBLIGATIONS

                  Both the Group and PetroChina retain the right to choose, from time to time, to receive products and services as contemplated under the Master Products and Services Agreement, from independent third parties who are not Connected Persons of the Company where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either the Group or PetroChina, as appropriate.

            (G)   TERM AND TERMINATION

                  Subject to obtaining independent Shareholders' approval, the term of the Master Products and Services Agreement is three years starting from 1 January 2005. Termination of provision of any one or more categories of products or services as contemplated under the Master Products and Services Agreement may be effected from time to time by the parties to the specific agreement in relation to provision of such specific service or goods as contemplated under the Master Products and Services Agreement providing at least six months written notice of termination in relation to such products or services.

                  In the event that PetroChina proposes to terminate the provision of any products or services, and the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to PetroChina from time to time), then unless permitted by the Company, PetroChina must continue to provide such services in accordance with the terms of the Master Products and Services Agreement.

      2.3   COMPOSITE SERVICES AGREEMENT

            The Company and JCGC entered into the Composite Services Agreement on 30 November 2004 for the provision (1) by JCGC to the Group and
            (2) by the Group to JCGC, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and affiliates in the ordinary and usual course of business of both the Company and JCGC.

            (A)   PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO JCGC

                  Under the Composite Services Agreement, products to be provided by the Group to JCGC include petrochemical products such as propylene, liquefied ammonia, liquid ammonia, caustic soda and liquefied gas and services including quantifying and measuring, waste water treatment, railway transport services.

            (B)   PRODUCTS AND SERVICES TO BE PROVIDED BY JCGC TO THE GROUP

                  The products and services to be provided by JCGC to the Group are expected to be more numerous than those provided by the Group to the JCGC. They have been grouped together and categorised according to the following types of products and services:

                  o     Sale of petrochemical products;

                  o Examination and maintenance services, including but not limited to service of examination and maintenance of equipment and machinery;

                  o Construction services, including but not limited to the construction of property, plant and equipment;

                  o     Supply of materials for production purposes;

                  o Welfare and supporting and ancillary services, including but not limited to telecommunications, information, transport, management of files, supply of heat, medical services; fire, security; property management, employee training and guesthouses services; and

                  o     Land and Property leasing services.

            (C)   GENERAL PRINCIPLES, PRICE AND TERMS

                  The Composite Services Agreement requires, in general terms, that (1) the quality of products and services to be provided should be satisfactory to the recipient; and (2) the price at which such products and services are to be provided on normal commercial terms and must be fair and reasonable and in the interest of the Shareholders and Company as a whole.

            (D)   PRICE DETERMINATION AND TERMS OF PAYMENT

                  The Composite Services Agreement details specific pricing principles for the products and services to be provided pursuant to the Composite Services Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstance or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

                  (a) State-Regulated Prices (at present, this applies to services such as railway transport, examination and maintenance, construction of fixed assets, road transport and land and property leasing services);

                  (b) where there is no State-Regulated Prices, then according to relevant market prices, in which the following factors shall be considered:

                        (i) the commercial price charged by an independent third party who are not Connected Persons of the Company when providing similar services within the vicinity of Jilin City;

                        (ii) in the event that no independent third party who are not Connected Persons of the Company provides a similar service, reference may be made to the actual cost to the party providing the relevant service plus any reasonable profit margin; and

                        (iii) the amount charged by the Group or JCGC on a
                              previous occasion for the relevant service or product,

                        (at present, this applies to products such as petrochemical products, production materials and spare parts and services such as quantifying and measuring, public utilities projects, telecommunications, guesthouses and media services);

                  (c) where neither (a) nor (b) is applicable, then according to the actual cost incurred provided that the unit cost price in each anniversary of the Composite Services Agreement shall not be more than the price of the relevant service or product plus five per cent. (which reflects the inflation rate in line with the GDP growth rate for Jilin City in the past few years according to the experience of the Directors) or the increase in the consumer price index for Jilin City for the previous year, whichever is higher (at present, this applies to services such as waste water treatment service and welfare and supporting services including information system hardware supply and maintenance, fire, security, management of files, supply of heat, recuperation, employee training, property management, public affair management).

                  The Composite Services Agreement include a provision that the aggregate value of all products and services provided between JCGC and the Group must not exceed the amounts as categorized in the table under section 4.1 of this announcement for each financial year ending 31 December 2005, 2006 and 2007, respectively.

                  However, if in any year, the Company, due to any events or factors beyond the control of the Company (e.g. nature disasters or instability of crude oil prices) or the development of new projects, is required to purchase or supply additional products and services, then the Company shall re-comply with the reporting and announcement requirements described in rules 14A.45 to 14A.47 and the independent shareholders' approval requirements described in rule 14A.48 of the Listing Rules for the decision to purchase or supply such additional products or services on the basis of any revised business plan and comprehensive financial analysis.

                  The Composite Services Agreement also provides for that the payments for any specific category of goods or service as contemplated thereunder may be made in one lump sum or by installments according to the general principles thereof and usual business practices in relation to such goods or services. Such payments will be made by the Group through internal sources.

            (E)   CO-ORDINATION OF ANNUAL DEMAND OF PRODUCTS AND SERVICES

                  Prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Composite Services Agreement for the forthcoming financial year.

            (F)   RIGHTS AND OBLIGATIONS

                  Both the Group and JCGC retain the right to choose to receive products and services, as contemplated under the Composite Services Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either the Group or JCGC, as appropriate.

            (G)   TERM AND TERMINATION

                  Subject to obtaining independent Shareholders approval, the term of the Composite Services Agreement is three years starting from 1 January 2005. Termination of provision of any one or more categories of products or services as contemplated under the Composite Services Agreement may be effected from time to time by the parties to the specific agreement in relation to provision of such specific service or goods as contemplated under the the Composite Services Agreement proving at least six months written notice of termination in relation to such products or services.

                  In the event that JCGC proposes to terminate the provision of any services or products, and the Company is unable to find an alternative provider for such services or products (which fact shall be communicated by the Company to JCGC from time to time), then unless permitted by the Company, JCGC must continue to provide such services and products in accordance with the terms of the Composite Services Agreement.

3. THE AMOUNTS OF CONTINUING CONNECTED TRANSACTIONS FOR THE YEARS 2002 AND 2003 AND THE ESTIMATED AMOUNTS FOR 2004

      Set out below are the amounts of each category of Continuing Connected Transactions for the two previous financial years of 2002 and 2003 and the estimated value of the Continuing Connected Transactions for the year ending 31 December 2004.

                                                 2002         2003          2004
                                               AMOUNT       AMOUNT        AMOUNT
                                               IN RMB       IN RMB        IN RMB
      CONNECTED TRANSACTIONS                THOUSANDS    THOUSANDS     THOUSANDS
                                                                     (ESTIMATED)

      PETROCHINA

      Purchase of crude oil                 5,883,507    8,067,989    15,395,370
      Purchase of production materials        694,206    1,266,922     2,134,774
      Sale of gasoline and diesel oil       4,741,000    8,271,627    11,089,824
      Sale of petrochemical products        2,190,492    4,083,318     9,440,540
      Production safety insurance funds        35,985       35,278        33,124
      Lease on machinery and equipment              -        5,273        16,392
      Railway transport and waste water
        treatment services                      4,408       16,284        17,157

      JCGC

      Sale of goods                           658,700      908,009     1,268,820
      Examination and maintenance services     23,880       16,694        11,600
      Construction of fixed assets            165,560       65,653        26,890
      Purchase of production materials
        and spare parts                       269,780      290,002         6,230
      Fees for welfare and supporting
        services                              114,750      228,828       101,543
      Operating lease rentals on land &
        property                                9,453       10,501         7,680

4. PROPOSED ANNUAL LIMITS FOR THE CONTINUING CONNECTED TRANSACTIONS FOR THE YEARS FROM 2005 TO 2007

      4.1   BASIS FOR CONTINUING CONNECTED TRANSACTIONS

            The Directors consider that it is in the interest of the Group to continue the Continuing Connected Transactions upon the same terms and conditions set out in the relevant Continuing Connected Transactions Agreements. The Directors have estimated the annual limits of the Continuing Connected Transactions for the coming three financial years ending 31 December 2007 based on the following factors:

            (a) the Continuing Connected Transactions will continue to be entered into between the Company and the relevant Connected Persons upon the terms and conditions set out in the relevant Connected Transaction Agreement governing the relevant Continuing Connected Transaction;

            (b) the estimates are based on the Continuing Connected Transactions for the two financial years ended 31 December 2003 and the estimated amounts of Continuing Connected Transactions ending 31 December 2004 with mark-up set out in section 4.2 of this announcement;

            (c) there will be no material changes in existing government policies, political, legal, fiscal, or economic conditions in the PRC or countries to which the Company exports its products; and

            (d) there will be no material delay in the production schedule or expansion projects of the Company or material changes in the production process of the Company.

                                                 2005         2006          2007

                                               AMOUNT       AMOUNT        AMOUNT
                                               IN RMB       IN RMB        IN RMB
                  CONNECTED TRANSACTIONS    THOUSANDS    THOUSANDS     THOUSANDS
                                          (ESTIMATED)  (ESTIMATED)   (ESTIMATED)

                  PETROCHINA

                  Purchase of crude oil    23,680,000   31,370,000    33,980,000
                  Purchase of production
                    materials               2,640,000    2,920,000     3,210,000
                  Sale of gasoline and
                    diesel oil             13,320,000   17,330,000    18,780,000
                  Sale of petrochemical
                    products               12,480,000   14,130,000    15,310,000
                  Production safety
                    insurance funds            58,000       59,000        60,000
                  Lease on machinery and
                    equipment                  18,000       20,000        23,000
                  Railway transport and
                    water treatment
                    services                   19,000       21,000        23,000

                  JCGC

                  Sale of goods             1,503,300    1,643,300     1,803,300
                  Examination and
                    maintenance services       11,600       11,600        11,600
                  Construction of fixed
                    assets                     26,890       26,890        26,890
                  Purchase of production
                    materials and spare
                    parts                       7,480        8,220         9,050
                  Fees for welfare and
                    supporting services       101,550      101,550       101,550
                  Operating lease rentals
                    on land & property          7,680        7,680         7,680

      4.2 REASONS FOR THE INCREASE IN THE ANNUAL MAXIMUM AGGREGATE AMOUNT OF CONTINUING CONNECTED TRANSACTIONS

            4.2.1 CONTINUING CONNECTED TRANSACTIONS WITH PETROCHINA

                  (a)   Purchase of crude oil

                        The maximum aggregate annual amount proposed for 2005 to 2007 has been determined by reference to previous transactions between the Group and PetroChina and increase in both the price and processing volume of crude oil to be purchased by the Group from PetroChina. As expected by the Directors, the price of crude oil per barrel will increase at an annual compound growth rate of approximately 9% during the period from 2004 to 2007 and the processing volume of crude oil by the Company will increase from approximately 6.3 million tonnes in 2004, to approximately 7 million tonnes in 2005 and by approximately 20% in 2006 and 2007, respectively, on the basis of the volume in 2005.

                        The crude oil purchases are priced by PetroChina in accordance with guidelines set by State Development and Reform Committee monthly guidance prices for domestic crude oil with reference to international market prices for crude oil of different grades and customs duties. The principle is that the prices of onshore crude oil produced in China as delivered at any refinery should generally be at the same level as those of imported crude oil of similar grade as delivered at the same refinery.

                        The maximum aggregate annual amounts therefore have taken into account the recent fluctuations in the international price and supply of crude oil and the desire of the Company to build in a safety margin for the annual limits from year to year should the price per barrel of crude oil continue to increase or should there be any instability in the worldwide supply of crude oil.

                        The Directors are of the view that with the continuing growth of the economy of the PRC, the demand for petroleum and petrochemical products will also continue to grow in the next 3 years. In view of this, the Company is undergoing the upgrading of the de-pressurizing installations which is expected to enhance its production capacity, thus leading to the increase in the processing volume of crude oil.

                  (b)   Purchase of production materials

                        The maximum aggregate annual amount proposed for 2005 to 2007 has been determined by reference to previous transactions between the Group and PetroChina and increase in both the prices and purchase volume of the production materials to be purchased by the Group from PetroChina. As expected by the Directors, throughout the period from 2004 to 2007, the prices of the production materials will increase at an annual compound growth rate of approximately 9% (which tracks the increase in the prices of crude oil as such production materials are also made from crude oil) and the purchase volume will increase at an annual compound growth of approximately 0.5%.

                  (c)   Sale of petroleum products

                        The maximum aggregate annual amount proposed for 2005 to 2007 has been determined by reference to previous transactions between the Group and PetroChina and increase in both the prices and volume of gasoline and diesel to be sold by the Group to PetroChina. As expected by the Directors, throughout the period from 2004 to 2007, the prices of gasoline and diesel will increase at an annual compound rate of approximately 9% (which tracks the increase in the prices of crude oil as the price of petroleum products are controlled by the PRC government in line with the fluctuation of price of crude oil) and the volume of diesel oil will increase at an annual compound rate of approximately 9% as a result of the increase in the processing volume of crude oil as described in sub-section (a) above.

                  (d)   Sale of petrochemical products

                        The maximum aggregate annual amount proposed for 2005 to 2007 has been determined by reference to previous transactions between the Group and PetroChina and increase in both the prices and volume of the petrochemical products to be sold by the Group to PetroChina. As expected by the Directors, throughout the period from 2004 to 2007, the price of the petrochemical products will increase at an annual compound rate of 10% (which tracks the increase in the prices of crude oil) and the volume of petrochemical products will have a general increase as a result of the increase in the processing volume of crude oil as described in sub-section (a) above.

                  (e)   Production safety insurance funds

                        The maximum aggregate annual amount of production safety insurance funds proposed to be paid to PetroChina for 2005 to 2007 has been determined based on contributions to the production safety insurance plan at 0.4% of the average cost of fixed assets and inventory, and an estimated jump in fund payments by approximately 75% from 2004 to 2005 mainly due to the increase in the amount of fixed assets owned by the Company.

                  (f)   Lease of machinery and equipment

                        The maximum aggregate annual amount of lease rentals proposed to be paid to PetroChina from 2005 to 2007 is expected to increase by approximately 12%, 13% and 18%, respectively, as compared with the estimated amount of operating lease rentals for 2004. This is mainly due to the need for the Company to lease additional machinery and equipment from PetroChina in accordance with the increase in its production needs as stated in sub-section (a) above.

                  (g)   Railway Transport and Waste Water Treatment

                        The Group provides PetroChina with railway transport service and waste water treatment service at State-Regulated Price and market price, respectively. The maximum annual aggregate amount of service charges for such services proposed to be paid by PetroChina during the period from 2005 to 2007 is expected to increase by approximately 10% each year, as compared with the estimated amount of such service charges for 2004. This is mainly due to the increase in the railway transportation costs from 2005 to 2007 as expected by the Directors in light of current market situation and government policies of the PRC.

            4.2.2 CONTINUING CONNECTED TRANSACTIONS WITH JCGC

                  Apart from the increase in the maximum aggregate annual amounts for the sale of goods by the Group to JCGC and the purchase of production materials and spare parts by the Group from JCGC for the years 2005 to 2007, the maximum aggregate annual amounts of fees to be paid by the Company for the remainder of the services provided to the Company by JCGC is estimated to remain unchanged from the estimated amounts of the fees to be incurred by the Company in 2004.

                  The increase in the maximum aggregate annual amounts for the sale of goods by the Group to JCGC for the years 2005 to 2007 is mainly due to the increase in the demand of JCGC for production materials as a result of the upgrade of its machinery and equipment such as acrylonitrile installation which will lead to the increase of its production capacity and demand for production materials.

                  The increase in the maximum aggregate annual amounts for the purchase of production materials and spare parts by the Group from JCGC for each financial year from 2005 to 2007 is mainly due to the increase in the prices of production materials.

5     REASONS FOR AND BENEFIT OF THE CONTINUING CONNECTED TRANSACTIONS

      5.1   PETROCHINA

            On behalf of the PRC Government, PetroChina and China Petroleum & Chemical Corporation is responsible for the allocation of all domestically-produced crude oil to domestic crude oil users. In the case of the Company, its allocation of crude oil is supplied by PetroChina on behalf of the PRC government and is mainly sourced from the oilfields owned by PetroChina because of the proximity of the oilfields and the good quality of crude oil supplied by the oilfields, which is suitable for the production requirements of the Company. Such oilfields of PetroChina are major oilfields in northeastern China which have been designated as the main suppliers of crude oil to all crude oil users in the same region. This closely located source of crude oil is an important operating advantage of the Company. The Company has constructed a network of crude oil pipelines which connect the oilfields to the Company's refinery plants, delivering approximately 80% of its annual crude oil consumption from the oilfields. With these arrangements in place, the oilfields provide an efficient supply of crude oil to meet the Company's production requirements. The Company has not experienced any material disruption to its supply of crude oil.

            As at the date of this announcement, only PetroChina and its subsidiaries and affiliates are authorised to purchase and distribute gasoline and diesel oil in northeastern China. As a result, the Company can only sell its gasoline and diesel oil to PetroChina and its subsidiaries and affiliates.

            The purchase of production materials from and the sale of petrochemical products to PetroChina and its subsidiaries and affiliates are conducted in the ordinary and usual course of business of the Company.

            In view of the long-term relationships between the Company and the relevant PetroChina and its subsidiaries and affiliates, the Board believes that it will be beneficial to the Company to continue the businesses with them.

      5.2   JCGC

            The Original Composite Services Agreement was entered into at the time of the listing of H shares and ADSs of the Company in May 1995. The Continuing Connected Transactions with JCGC have been and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be conducted on terms that are fair, reasonable and in the interest of the Shareholders and the Company as a whole and which have been determined after arm's length negotiation between the parties. In view of the established relationship between the Company and JCGC, the Board considers it to be beneficial and operationally convenient for the Group to continue the Continuing Connected Transactions with JCGC.

6.    LISTING RULES IMPLICATIONS

      PetroChina is the controlling shareholder of the Company and JCGC is a wholly-owned subsidiary of the ultimate controlling shareholder of the Company. They are respectively Connected Persons of the Company as defined under Rule 14A.11 of the Listing Rules. Accordingly, the transactions under the Master Products and Services Agreement and the transactions under the Composite Services Agreement constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules and are subject to the disclosure requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 and the approval of the independent Shareholders under Rule 14A.48 of the Listing Rules.

7.    PROPOSED AMENDMENTS TO THE ARTICLES

      The Directors passed resolutions on 28 July 2004 proposing to amend the relevant provisions of the Articles of the Company in order to comply with certain amendments made to the Listing Rules relating to corporate governance issues effective on 31 March 2004, certain requirements recently published by China Securities Regulatory Commission jointly with State Assets Supervision and Administration Commission in Notice Regarding Certain Issues on Regulating the Funds Transfer Between the Listed Companies and Their Related Parties and Provision of Security to External Parties by the Listed Company and other requirements under the relevant regulations. The proposed amendments (collectively the "Proposed Amendments") to the Articles are subject to the approval of the shareholders of the Company by way of special resolutions and approval and/or endorsement on registration as may be necessary by the relevant PRC authorities.

      7.1   ARTICLE 6

            Article 6 is proposed to be amended to include an additional paragraph as follows:

            "The Company shall prepare and amend these articles (the "ARTICLES OF ASSOCIATION" or "THESE ARTICLES OF ASSOCIATION") in accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the "MANDATORY PROVISIONS"), the Code for the Governance of the Listed Companies, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), other PRC laws and administrative regulations and the shareholders' resolutions of the Company."

      7.2   ARTICLE 11

            The second paragraph of Article 11 is proposed to be amended as follows:

            "Subject to the provisions of the laws and regulations of the PRC, the Company has right to take financing or loans including, but not limited to issuing bonds and creating mortgages or pledges on all or part of its business and property, and, in any situation (other than the situation prohibited or restricted by the provisions hereof) providing security or mortgage for any third party (including but not limited to the subsidiaries and affiliated companies of the Company) provided that the approvals by the board of directors and shareholders (if applicable) are obtained according to relevant laws and regulations and the Listing Rules."

      7.3   ARTICLE 56

            Article 56(2) is proposed to be amended as follows:

            "To elect and change the directors, decide the remuneration and liability insurance of the directors."

            Article 56(3) is proposed to be amended as follows:

            "To elect and change the supervisors acting as shareholders' representative, decide the remuneration and liability insurance of supervisors."

      7.4   ARTICLE 73

            Pursuant to the revised Listing Rules, the articles of association of a listed company shall specify that if a shareholder is restricted from voting under the Listing Rules, any votes cast by or on behalf of such shareholders in contravention of such restriction or requirement shall not be counted. As such, Article 73 is proposed to be amended as follows:

            "A Shareholder (including proxy) when voting at a shareholders' meeting may exercise his voting rights in accordance with the number of shares carrying the voting right and each share shall have one vote. If any shareholder is required to abstain from voting on any particular resolution, or restricted from voting only for or only against any particular resolution, any vote cast by such shareholder or his proxy in contravention of such requirement or restriction shall not be counted."

      7.5   ARTICLE 74

            The first paragraph of Article 74 is proposed to be amended as follows:

            "The Shareholders' meeting shall vote by show of hands unless the following persons requested for voting by poll before or after the voting by show of hands or the listing rules of the stock exchanges on which the shares of the Company are listed requires otherwise."

      7.6   ARTICLE 79

            In order to strengthen the corporate governance of the Company,
            Article 79(3) is proposed to be amended as follows:

            "the division, merger, dissolution and liquidation and material acquisitions or disposal of the Company;"

            An additional paragraph (6) is proposed to be inserted after paragraph (5) as follows: "other matters as required by the Listing Rules"

      7.7   ARTICLE 100

            Pursuant to the revised Listing Rules, a notice relating to nomination of directors by shareholders shall be lodged not earlier than the date after the despatch of the notice of the meeting and no later than 7 days prior to the date the meeting is held. As such, Article 100 is proposed to be amended as follows:

            "The directors shall be elected by the shareholders' meeting for a term of three (3) years and my by re-elected. Nomination of candidates for directors (other than independent directors) shall be delivered in writing to the Company not earlier than the date the notice convening the meeting is issued and not later than 7 days prior to the date the meeting is held. Candidates shall serve notices to the Company expressing their intention to participate in the election 7 days prior to the date the meeting is held. The chairman and deputy chairman shall be elected or removed by on less than half of the numbers of all the directors,. The chairman and deputy chairman of the Company shall be appointed for a term of three (3) years and may be re-elected. The directors are not required to hold any share of the Company."

      7.8   ARTICLE 101

            Article 101(11) is proposed to be amended as follows:

            "Prepare for proposals of amendments to the Articles of Association.

            Resolutions of the board of directors in relation to above mentioned matters of this Article shall be passed by a simple majority of the directors provided that matters mentioned under paragraph (6), (7),
            (11) and (12) shall be passed by a majority of at least two thirds of the directors."

            An additional paragraph (12) is proposed to be added as follows:

            "decide to provide any security to external parties (including creating any mortgage on the assets) within the scope authorised by the shareholders' meetings and allowed by the Listing Rules"

      7.9   ARTICLE 104

            Articles 104(4) and (5) are proposed to be deleted. As a result,
            Article 104(6) shall be re-numbered as Article 104(4)

      7.10  ARTICLE 119

            Article 119 is proposed to be deleted as the administrative approval requirements under this Article has been abolished by the relevant authorities. As such, the Articles thereafter shall be re-numbered accordingly.

      7.11  ARTICLE 123

            Article 123, paragraph 1, item 1 shall be re-numbered as Article 122, paragraph 1, item 1 and is proposed to be amended as follows:

            "Any material connected transaction which is required the laws to be approved by the board of directors or shareholders' meeting shall be submitted to the board of directors for discussion and approval in writing by the independent directors and then if required by the relevant laws and rules of the relevant authorities, to the shareholders' meeting for approval and such material connected transaction shall be effective upon the approval by the shareholders' meeting. Before the independent directors make a conclusion, they may engage professional advisers to issue independent financial report as basis for their conclusion."

      7.12  ARTICLE 124

            Article 124, paragraph 1, item (4) shall be re-numbered as Article 123, paragraph 1, item (4) and is proposed to be amended as follows:

            "Any existing and new loan to or fund transfer with the shareholders, substantial controller and their associated companies of the Company the amount of which is equal to or higher than the threshold (determined according to the threshold stipulated by the relevant regulatory authorities from time to time) for material connected transaction which is required by the laws to be approved by the board of directors or shareholders' meeting and whether the Company has taken effective actions to recover the outstanding amounts."

      7.13  ARTICLE 150

            Article 150 shall be re-numbered as Article 149 and an additional paragraph (6) is proposed to be inserted after paragraph (5) as follows:

            "Any person who will be deemed as associates to such directors, supervisors, managers or other senior management officers as defined under the Listing Rules."

      7.14  ARTICLE 153

            Article 153 shall be re-numbered as Article 152 and an additional paragraph is proposed to be inserted as the last paragraph of this Article as follows:

            "A director shall abstain from voting in relation to contracts, transactions or arrangements in which he or his Associates (as defined in the Listing Rules) have a material interest and shall not be counted in the quorum."

      7.15  ARTICLE 156

            Article 156 shall be re-numbered as Article 155 and additional provisions are proposed to be inserted after the last paragraph of previous Article 156 as follows

            "The Company shall comply with the following principles while providing any security to external parties:

            (1) the Company shall not provide any security for the controlling shareholder and any other affiliated party in which the Company is interested less than 50%, non-legal person entity or individual;

            (2) The Company shall not directly or indirectly provide any security for the debt of any person whose equity-debt ratio is over 70%.

            (3) Any security provided for any Connected Person shall be approved according to the procedures required under these Articles in relation to the connected transaction and the relevant provisions of the Listing Rules;

            (4) The total amount of all the securities provided to external parties shall not be more than 50% of the net assets value reported in the consolidated accounts of the immediate preceding financial year; and

            (5) The Company must request for cross-security while providing security to the external parties and the party providing the cross-security shall be capable of providing such security."

8.    APPROVAL BY THE BOARD

      A meeting of the Board was held on 1 December 2004, at which the Board approved, among other things, (i) the entering into of the Master Products and Services Agreement between the Company and PetroChina and the Composite Services Agreement between the Company and JCGC and the respective annual caps relating thereto. The votes of Messrs. Yu Li, Xu Fengli, Ni Muhua, Jiang Jixiang and Lan Yunsheng, who are also employees of PetroChina, were not counted. All the remaining six Directors, including Messrs. Shi Jianxun, Zhang Xingfu, Wang Peirong, Lu Yanfeng, Zhou Henlong and Ms. Fanny Li, have approved, among other things, the Continuing Connected Transactions Agreements and the respective annual caps relating thereto.

9.    EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS

      The Board of the Company resolved to convene an Extraordinary General Meeting of the Company to be held on 20 January 2005 to approve, among other things, the Continuing Connected Transactions for a period of three financial years ending 31 December 2007 and the respective annual caps relating thereto and the Proposed Amendments.

      PetroChina and its associates will abstain from voting with regard to ordinary resolutions in connection with Continuing Connected Transactions to be proposed at the Extraordinary General Meeting.

      A circular containing, among other things, details of the Continuing Connected Transactions and the respective annual caps relating thereto, the recommendations of the independent board committee and the advice of the independent financial adviser of the independent board committee and the Proposed Amendments will be despatched to the shareholders of the Company.

      The holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 21 December 2004 will be entitled to attend the Extraordinary General Meeting. The register of members of the Company will be closed from 22 December 2004 to 20 January 2005 (both days inclusive), during which no transfer of H Shares will be effected.

      The Continuing Connected Transactions may or may not be approved by the independent Shareholders. Shareholders and potential shareholders are advised to exercise caution when dealing in the shares of the Company.

10.   GENERAL INFORMATION

      The Group's principal business consists of production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products.

      As of the date hereof, the Board comprises of:

      Executive Directors:          Yu Li, Shi Jianxun, Zhang Xingfu

      Non-executive Directors:      Xu Fengli, Ni Muhua, Jiang Jixiang,
                                    Lan Yusheng

      Independent Non-executive     Lu Yanfeng, Wang Peirong, Fanny Li,
        Directors:                  Zhou Henglong

                                              By order of the Board of Directors
                                                             YU LI
                                                           CHAIRMAN

2 December 2004
Jilin, the PRC

DEFINITIONS

"Board"                 the board of Directors

"Circulars"             three circulars issued by the Company, dated 18 January
                        1999 relating to the purchase of crude oil by the Company from CNPC and sale of gasoline and diesel oil by the Company to CNPC, dated 5 July 1999 relating to sale and purchase transactions with the relevant subsidiary of CNPC and the third one dated 6 December 2001 relating to the connected transactions with PetroChina and amendments to the then articles of association of the Company

"CNPC" China National Petroleum Corporation, a state-owned enterprise established in the PRC, which, pursuant to the Restructuring, oversees the exploration and development of oil and natural gas resources, refining, transportation, marketing of crude oil and refined products

"Company"               Jilin Chemical Industrial Company Limited, a joint stock
                        limited company incorporated in the PRC with H Shares listed on the Stock Exchange

"Composite Services     the composite services agreement entered into between
 Agreement"             the Company and JCGC on 30 November 2004 for a term of
                        three years to govern the continual provision of certain goods and services

"Connected Person(s)"   connected person(s) of the Company as defined in the
                        Listing Rules, i.e., in relation to the Company, means a promoter, director, supervisor, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them. For purpose of this announcement, means PetroChina and/or JCGC

"Continuing Connected   the transaction(s) which will continue to be entered
 Transaction(s)"        into between the Group and PetroChina and JCGC
                        respectively which constitute continuing connected transactions as defined in Chapter 14A of the Listing
                        Rules and are summarized under sections 2.1 of this announcement

"Continuing Connected   the Master Products and Services Agreement and the
 Transactions           Composite Services Agreement, the terms of which are
 Agreements"            contained in sections 2.2 to 2.3 of this announcement

"Directors"             the directors of the Company

"EGM" the extraordinary general meeting of the Company to be held on 20 January 2005

Group                   the Company and its subsidiaries from time to time

"HK$"                   Hong Kong dollars, the lawful currency of Hong Kong

"Independent            the independent non-executive directors of the Company
 Directors"

"JCGC" Jilin Chemical Group Corporation, a wholly-owned subsidiary of CNPC

"Listing Rules"         The Rules Governing the Listing of Securities on The
                        Stock Exchange of Hong Kong Limited

"Master Products and    the master products and services agreement entered into
 Services Agreement"    between the Company and PetroChina on 30 November 2004
                        for a term of three years to govern the continual provision of certain goods and services

"Original Composite     the services agreement entered into between the Company
  Services Agreement"   and JCGC on 20 April 1995

"PetroChina"            PetroChina Company Limited, a subsidiary of CNPC
                        incorporated as a joint stock company with limited liability in the PRC with H Shares listed on the Stock
                        Exchange

"PRC"                   The People's Republic of China

"RMB"                   Renminbi, the lawful currency of the PRC

"Shareholders"          shareholders of the Company

"State-Regulated        the prices (if any) determined and published by the
Prices"                 central and local government of the PRC at all levels
                        and other relevant authorities according to the laws, regulations, orders and decisions in relation to such particular products and services, for the purpose of this announcement, as contemplated under the Continuing
                        Connected Transaction Agreements

"Stock Exchange"        The Stock Exchange of Hong Kong Limited

"%"                     Per cent.

FOR THE PURPOSE OF ILLUSTRATION ONLY, THE TRANSLATION OF RMB INTO HONG KONG DOLLARS IS BASED ON THE EXCHANGE RATE OF HK$1.00 TO RMB1.07.